Exhibit 99.1

FOR IMMEDIATE RELEASE

Equity Bancshares, Inc. Announces Merger Agreement With Community First Bancshares, Inc.

Proposed transaction would add five Arkansas branches to Equity Bank network

WICHITA, Kansas (July 14, 2016) – Equity Bancshares, Inc. (NASDAQ: EQBK) (“Equity,” or “the Company”), parent company of Equity Bank, announced today it has entered into a definitive merger agreement with Community First Bancshares, Inc. (“Community First,” or “CFBI”) of Harrison, Arkansas. Equity will acquire all outstanding common shares of CFBI pursuant to the definitive merger agreement.

Community First Bancshares, Inc., headquartered in Harrison, Arkansas, is the holding company of Community First Bank and its five branch locations in Arkansas: Harrison (2), Berryville, Eureka Springs, and Pea Ridge. CFBI ranks first in deposit market share in Harrison and in the top four within each of the communities it serves. As of March 31, 2016, Community First Bank had total assets of $475 million, net loans of $352 million, and $395 million in deposits. Following the consummation of the transaction, Community First Bank will merge with and into Equity Bank, subject to receipt of customary regulatory approvals and closing conditions, as well as the approvals of Equity and CFBI shareholders and CFBI’s disposition of its ownership interest in White River Bancshares Company. The transaction is expected to be completed in the fourth quarter of 2016.

Equity reported $1.5 billion in consolidated total assets, net loans of $935 million, and deposits of $1.2 billion as of March 31, 2016, and net income of $3.4 million during the first quarter, ended March 31, 2016. Equity operates 29 Equity Bank offices in Kansas and Missouri.

The proposed merger will be Equity’s tenth strategic transaction in the past 14 years and first since the Company completed its initial public offering on November 16, 2015. The merger with CFBI will add a third state to Equity’s footprint.

“We’re fortunate to collaborate with a community bank similar to ours in people, scope, mission, and philosophy,” said Brad Elliott, Chairman and CEO of Equity. “Our partnership with Community First is an opportunity to strengthen our two companies as one. We believe that this transaction continues Equity’s model of adding mid-size markets to supplement its metropolitan areas of Kansas City and Wichita. The individuals joining our team have consistently served as a resource for their customers and local communities. Equity will continue our mission to serve as the best of both worlds – with sophisticated products and services delivered through the feel of a hometown, community bank. We are proud to continue to build on Community First’s success.”

“We’re pleased to join Equity, and to find a partner dedicated to the continued service and partnership within our local communities,” said Jerry Maland, Chairman, President and CEO of CFBI. “Equity shares our approach to local decision making and straightforward customer service, as well as a similar client approach, culture, and operating styles. We think our customers will benefit from the additional products and service of a strong bank network, dedicated to the continued growth of our Arkansas employees, customers and communities. In addition, our customers can count on continued local service by our Board and our key Community First leaders, including Dave Morton, Ann Main, and Danny Criner.”

Following the transaction’s completion, CFBI Directors will continue their service as Arkansas community board members to Equity’s Arkansas markets. Equity will add two directors from CFBI’s Board of Directors to serve on the Equity Board of Directors. Equity also will retain key management in its Arkansas market, including Ann Main promoted to Arkansas Market Leader, David Morton as Arkansas CEO, and Danny Criner remaining as Chief Credit Officer of Arkansas locations while serving on Equity’s loan committee.

At the close of the transaction, Equity will be comprised of approximately $2.1 billion in assets and 34 branch offices across its three-state footprint of Arkansas, Kansas and Missouri. The combined institution is expected to include $1.7 billion in deposits and $1.4 billion in loans. Based on $2.1 billion in consolidated assets, the combined company would be the third largest bank holding company headquartered in Kansas at the time of this release.

Under the terms of the agreement, approved by the boards of directors of Equity and CFBI, at the effective time of merger the shareholders of CFBI will have the right to receive an aggregate consideration of approximately $185.74 per share. The definitive agreement provides that each outstanding share of CFBI common stock will represent the right to receive a fixed exchange ratio of 7.261 shares of Equity Class A common stock and $27.30 in cash. Equity will issue a total of 2,690,000 shares worth approximately $58.7 million, based upon Equity’s stock valued at $21.82 per share, based on the closing price as of July 12, 2016, and pay an aggregate of $10.1 million in cash to CFBI shareholders. The aggregate transaction value of $68.8 million represents approximately 129% of stated tangible common equity of CFBI, and approximately 153% of adjusted tangible common equity, when excluding an approximate $8.2 million investment in White River Bancshares Company to be distributed to CFBI shareholders prior to completion of the merger. The actual aggregate transaction value may be subject to equity adjustments prior to closing, as further set forth in the definitive merger agreement.

Equity expects the merger to be approximately 26% accretive to diluted earnings per share in 2017, and 25% accretive to earnings per share in 2018, with transaction-related and one-time costs of approximately $6.6 million. Equity expects the merger to be approximately 9.0% dilutive to tangible book value per share at closing, inclusive of the estimated purchase accounting adjustments, and expects the tangible book value earnback to be approximately 3.5 years. Finally, Equity expects to remain above all “Well Capitalized” capital ratios as defined by regulatory guidelines, inclusive of the impact of all estimated purchase accounting adjustments.

Equity Bancshares, Inc. was advised by Keefe, Bruyette and Woods, a Stifel company, and Norton Rose Fulbright US LLP as legal counsel.

Community First Bancshares, Inc. was advised by Stephens Inc., and Bryan Cave LLP as legal counsel.

Conference Call and Webcast

Equity Bancshares, Inc. will host a conference call on Thursday, July 14, 2016 at 4:30 p.m. central time to discuss its merger with Community First Bancshares, Inc. Participants may dial into the call toll-free at (877) 637-1713 from anywhere in the U.S. or (503) 406-4038 internationally, using conference ID no. 38842168. Participants are encouraged to dial into the call approximately 10 minutes prior to the start time.

Investors, news media, and other participants may also view the webcast at investor.equitybank.com.

A replay of the call and webcast will be available two hours following the close of the call until July 22, 2016, accessible at (855) 859-2056 or investor.equitybank.com.

Equity will post presentation slides on its website to be addressed by management during the call. The slides will be available for download on Equity’s website approximately one hour before the start of the call. Please note that slides will not advance automatically if streaming call or listening to conference call audio.

About Equity Bancshares, Inc.

Equity Bancshares, Inc. is the holding company for Equity Bank, offering a full range of financial solutions, including commercial loans, consumer banking, mortgage loans, and treasury management services. As of March 31, 2016, Equity had $1.5 billion in consolidated total assets, with 29 locations throughout Kansas and Missouri, including corporate headquarters in Wichita and branches throughout the Kansas City metropolitan area.

Equity provides an enhanced banking experience for customers through a suite of sophisticated banking products and services tailored to their needs, while delivering the high-quality, relationship-based customer service of a community bank. Equity’s common stock is traded on the NASDAQ Global Select Market under the symbol “EQBK.” Learn more at www.equitybank.com.

About Community First Bancshares, Inc.

Community First Bancshares, Inc. is the holding company for Community First Bank, offering simple and straightforward community banking products with proven staff and service, with the mission of enhancing the financial condition of partners in the great communities served. Founded in 1997, CFBI offices are located in Harrison, Berryville, Eureka Springs, and Pea Ridge, Arkansas.

Additional Information for Investors and Shareholders

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of Equity and CFBI, Equity will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”). The registration statement will include a joint proxy statement of Equity and CFBI, which also will constitute a prospectus of Equity, which Equity and CFBI will send to their respective shareholders. Investors and shareholders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Equity, CFBI and the proposed transaction. These documents will contain important information relating to the proposed transaction. When filed, this document and other documents relating to the merger filed by Equity can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Equity’s website at www.equitybank.com under the tab “Investor Relations” and then under “Financials.” Alternatively, these documents, when available, can be obtained free of charge from Equity by directing a request to Equity Bancshares, Inc., 7701 East Kellogg, Wichita, Kansas 67207, Attention: John J. Hanley, SVP and Director of Investor Relations, Telephone: (316) 612-6000; or to Community First Bancshares, Inc., 200 E. Ridge Avenue, Harrison, Arkansas, Attention: Jerry Maland, Chairman, President & CEO, Telephone: (870) 391-8069.

Participants in the Transaction

Equity, CFBI and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the respective shareholders of Equity and CFBI in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about Equity and its directors and officers may be found in the definitive proxy statement of Equity relating to its 2016 Annual Meeting of Stockholders filed with the SEC on March 28, 2016 and Equity’s annual report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 17, 2016. The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute an offer to sell, a solicitation of an offer to sell, or the solicitation or an offer to buy any securities. There will be no sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirement of Section 10 of the Securities Act of 1933, as amended.

Special Note Concerning Forward-Looking Statements

This press release contains “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2016 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

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EQBK Contact:

John Hanley

SVP, Director of Investor Relations

913-583-8004

jhanley@equitybank.com

CFBI Contact:

Jerry Maland

Chairman, President & CEO

870-391-8069

maland@communityfirstbank.com